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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6)


                        The Chicago Dock and Canal Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    1673391
                ----------------------------------------------
                                 (CUSIP Number)


     Fred Eychaner,  c/o Newsweb Corporation,  1645 W. Fullerton Avenue,
                      Chicago, IL 60614  (312) 975-0400
     -------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               September 27, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


  -----------------                                                                    -----------------------------
                                                                                       Page    2    of    6    Pages
  CUSIP No. 1673391                                                                         -------    -------
  -----------------                                                                    -----------------------------
                                                                                                                          <C
------------------------------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                     Fred Eychaner     (S.S.# ###-##-####)
------------------------------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]
                                                                                                                       (b) [ ]


------------------------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                     PF
------------------------------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]

------------------------------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States of America
------------------------------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                     533,200
      NUMBER OF           ---------------------------------------------------------------------------------------------------------
        SHARES            8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                     -100-
         EACH             ---------------------------------------------------------------------------------------------------------
       REPORTING          9      SOLE DISPOSITIVE POWER
     PERSON WITH
                                           533,200
                          ---------------------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -100-
------------------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     533,300
------------------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]

------------------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.22%
------------------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D




 -----------------                                                                    -----------------------------
                                                                                      Page    3    of    6    Pages
 CUSIP No. 1673391                                                                           -------    -------
 -----------------                                                                    -----------------------------

                                                                                                                          <C
------------------------------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                     Newsweb Corporation   (I.R.S.# 362728759)
------------------------------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]
                                                                                                                       (b) [ ]

------------------------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                     WC
------------------------------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]


------------------------------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     Illinois
------------------------------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                           -0-
                          ---------------------------------------------------------------------------------------------------------
      NUMBER OF           8      SHARED VOTING POWER
       SHARES
     BENEFICIALLY                          -100-
       OWNED BY           ---------------------------------------------------------------------------------------------------------
       REPORTING          9      SOLE DISPOSITIVE POWER
         EACH
      PERSON WITH                            -0-
                          ---------------------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -100-

                          ---------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     100
------------------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]

------------------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     .002%
------------------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     CO
------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         In accordance with Rule 101 (a)(2)(iii) of Regulation S-T of the Securities Exchange Act of 1934, as amended, this Amendment No. 6 hereby amends and supplements the statement of Schedule 13D, dated January 24, 1995, as amended and restated in its entirety by Amendment No. 1 dated June 16, 1995, as amended and supplemented by Amendment No. 2 dated July 28, 1995, as amended and supplemented by Amendment No. 3 dated November 3, 1995, as amended and supplemented by Amendment No. 4 dated March 4, 1996 and as amended and supplemented by Amendment No. 5 dated June 20, 1996 (the "Schedule 13D"), filed by Fred Eychaner individually and on behalf of Newsweb Corporation, relating to the shares of Common Stock, no par value (the "Common Stock" or the "Shares") of the Chicago Dock and Canal Trust (the "Company") with its principal executive offices located at 455 East Illinois Street, Suite 565, Chicago, Illinois 60611. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 hereby is amended to add the following paragraphs at the end of such section:

         On September 27, 1996, Newsweb Corporation, CDCT Acquisition Trust, a 99% owned subsidiary of Newsweb Corporation ("Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Company shall be merged (the "Merger") with and into Sub and each issued and outstanding Share, other than Shares owned directly or indirectly by the Company, will be converted into the right to receive $21.00 per Share in cash. Pursuant to the Merger Agreement, at the effective time of the merger (the "Effective Time") (i) the Company shall be merged with and into Sub and the separate existence of the Company shall cease and Sub shall continue as the surviving trust (the "Surviving Company"), (ii) the declaration of trust of the Company as in effect immediately prior to the Effective Time shall be the declaration of trust of the Surviving Company, (iii) the bylaws of Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Company, and (iv) the trustees and officers of Sub immediately prior to the Effective Time shall be the trustees and officers of the Surviving Company.

         The Merger Agreement contains certain representations and warranties of the Company including, without limitation, those as to tax, environmental and employee benefit matters and real property as well as certain representations of Newsweb Corporation and Sub including, without limitation, those as to the availability to Newsweb Corporation of all funds necessary to consummate the Merger. The Merger Agreement also contains covenants and additional agreements of the Company including, without limitation, the Company's agreement to conduct its business in the usual, regular and ordinary course from the date of the Merger Agreement until closing and to take all appropriate actions to convene a meeting of the Company's shareholders at which time the Merger will be voted on by such shareholders.

         The Merger is subject to the approval by the holders of at least two-thirds of the Shares outstanding and entitled to vote thereon and certain other closing conditions. The Company has advised Newsweb Corporation and Sub that the trustees of the Company (the "Trustees") have approved the transactions contemplated by the Merger Agreement and resolved to recommend to the Company's shareholders that they vote in favor of such transactions.

         The Company has agreed to immediately cease any ongoing discussions with parties other than Newsweb Corporation with respect to certain business combinations with such third parties (a "Takeover Proposal") and that it will take no action to facilitate a Takeover Proposal unless such action is necessary for the Trustees to comply with their fiduciary duties. In addition, the Merger Agreement prohibits the Trustees from withdrawing or modifying their approval of the Merger, approving any Takeover Proposal, or causing the Company to enter into an agreement with a third party with respect to any Takeover Proposal unless such action is necessary for the Trustees to comply with their fiduciary duties.

         The Merger Agreement may be terminated at any time prior to the consummation of the transactions contemplated thereby by mutual consent of the parties or by either party if the Merger is prohibited by any governmental entity, shareholder approval is not received or the Merger is not consummated prior to February 27, 1997. In addition, either party may terminate the Merger Agreement if the other party fails to perform in any material respect any material obligation under the Merger Agreement or breaches any of its representations and warranties contained therein.

         Eychaner and Newsweb Corporation expect to finance the Merger through a combination of borrowings under a $75 million secured credit facility and available working capital. Eychaner and Newsweb Corporation expect that the transactions contemplated by the Merger Agreement will close by December 31, 1996.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Eychaner beneficially owns 533,300 Shares representing 9.22% of the outstanding Shares.

     (b) Eychaner has the sole power to vote and the sole power to dispose of 533,200 Shares. Eychaner has the shared power to vote and the shared power to dispose of 100 Shares. Newsweb Corporation has the sole power to dispose of -0- Shares. Newsweb has the shared power to vote and the shared power to dispose of 100 Shares.

     (c) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (d) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 hereby is amended to add the paragraphs added to Item 4 hereby at the end of such section.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     A copy of the Merger Agreement is attached hereto as Exhibit 1. A copy of the Commitment Letter dated September 18, 1996 from LaSalle Northwest National Bank and LaSalle National Bank to Newsweb Corporation and the amendment thereto dated September 27, 1996 are attached hereto as Exhibit 2.

                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 1, 1996                              /s/ FRED EYCHANER
                                                   ---------------------------
                                                   Fred Eychaner


                                                   NEWSWEB CORPORATION


                                                   /s/ FRED EYCHANER
                                                   ---------------------------
                                                   Fred Eychaner, President